Discovery Communications, LLC
8403 Colesville Road
Silver Spring, Maryland 20910

May 10, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Discovery Communications, LLC (the “Company”) Registration Statement on Form S-4 Registration No. 333-253397-01.

Ladies and Gentlemen:

This letter is sent on behalf of Discovery Communications, LLC (the “Company”) in connection with a Registration Statement on Form S-4 filed by the Company and the guarantor registrants named therein (the “Guarantors” and, together with the Company, the “Registrants”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on February 23, 2021 (such Registration Statement as amended or supplemented, the “Registration Statement”) relating to the Company’s proposed issuance and exchange (the “Exchange Offer”) of up to $1,732,036,000 aggregate principal amount of new 4.000% Senior Notes due 2055 (the “New Notes”) for a like principal amount of the Company’s outstanding 4.000% Senior Notes due 2055 (the “Old Notes”). The Old Notes are, and the New Notes will be, fully and unconditionally guaranteed by the Guarantors.

The Registrants confirm to the staff (the “Staff”) of the Division of Corporation Finance of the Commission that the Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation Commission no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated Commission no-action letter (available June 5, 1991), the Mary Kay Cosmetics, Inc. Commission no-action letter (available June 5, 1991) and the Shearman & Sterling Commission no-action letter (available July 2, 1993).

In connection with the Exchange Offer, the Registrants represent to the Staff that:

(i)

The Registrants have not entered into any arrangement or understanding with any person that will receive New Notes in the Exchange Offer to distribute such New Notes following completion of the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

(ii)

The Registrants will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus and letter of transmittal) that if such participant acquires the New Notes in the Exchange Offer with the intention of participating in any manner in a distribution of them, such participant:

(a)	may not rely on the Staff’s interpretive position expressed in the Exxon Capital line of Commission no-action letters and interpretive letters of the Staff of similar effect; and

(b)

in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the New Notes and be identified as an underwriter in the prospectus.

(iii)

The Registrants will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving New Notes in exchange for Old Notes that it acquired those Old Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please do not hesitate to contact Erika Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6402 or the undersigned at (212) 548-4970 with any questions or comments concerning this letter.

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Very truly yours,

DISCOVERY COMMUNICATIONS, LLC

By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

cc:	Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006